Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH

BY

DATA STORAGE CORPORATION

OF

UP TO 6,192,990 SHARES OF ITS COMMON STOCK AT A PURCHASE PRICE OF $5.20
PER SHARE, REPRESENTING AN AGGREGATE PURCHASE PRICE OF UP TO
$32,203,548

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, AT THE END OF THE DAY, NEW YORK CITY TIME, ON
WEDNESDAY, JANUARY 7, 2026,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

December 8, 2025

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by Data Storage Corporation, a Nevada corporation (the “Company”), to act as Information Agent in connection with its offer to purchase for cash shares of its common stock, par value $0.001 per share (the “shares”), having an aggregate Purchase Price of up to $32,203,548 at a Purchase Price of $5.20 per share to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2025 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Capitalized terms used herein without definition have the meanings set forth in the Offer to Purchase.

Tendering shareholders may specify a maximum number of shares that they are willing to sell pursuant to the Offer. However, due to proration provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if the number of shares properly tendered and not properly withdrawn have an aggregate value in excess of $32,203,548. The Company reserves the right, in its sole discretion, to decrease the aggregate number of shares sought in the Offer, subject to applicable law. The Company will not purchase fractional shares.

The Company will purchase only those shares properly tendered and not properly withdrawn upon the terms and conditions of the Offer (including the proration provisions as described in the Offer to Purchase). All shares accepted for payment will be paid promptly after the Expiration Time, to the seller in cash, less any applicable withholding taxes and without interest. If the Offer is fully subscribed, the Company would purchase 6,192,990 shares, which would represent approximately 83% of the issued and outstanding shares as of December 1, 2025.

Under no circumstances will interest be paid on the Purchase Price for the shares regardless of any delay in making such payment.

The Company reserves the right, in its sole discretion, to (i) upon the occurrence of any of the conditions to the Offer more specifically described in the Offer to Purchase; (a) terminate the Offer and return all tendered shares to the tendering shareholders; (b) extend the Offer and, subject to the withdrawal rights set forth in the Offer to Purchase, retain all of the tendered shares until the expiration of the Offer as so extended; (c) waive a condition to the Offer and, subject to any requirement to extend the period of time during which the Offer is open, purchase all of the shares properly tendered and not properly withdrawn prior to the Expiration Time; or (d) delay acceptance for payment of or payment for shares, subject to applicable law, until satisfaction or waiver of such condition; or (ii) amend the Offer in any respect, subject to applicable law.

Shares not purchased in the Offer will be returned at the Company’s expense promptly following the Expiration Time. See Section 3 in the Offer to Purchase. The Company reserves the right, in its sole discretion, to decrease the aggregate number of shares sought in the Offer, subject to applicable law. See Section 1 and Section 14 of the Offer to Purchase.

If the conditions of the Offer have been satisfied or waived and shares having an aggregate value in excess of $32,203,548 have been properly tendered and not properly withdrawn prior to the Expiration Time, the Company will purchase shares from all shareholders who properly tender shares on a pro rata basis with appropriate adjustment to avoid purchases of fractional shares.

Because of the proration provisions described above, the Company may not purchase all of the shares that you tender. See Section 1 and Section 3 of the Offer to Purchase.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase, dated December 8, 2025;

2.	Letter of Transmittal, for your use for the information of your clients;

3.	A letter to clients that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4.	Notice of Guaranteed Delivery to be used to accept the Offer if all required documents cannot be delivered to the Depositary, or if the procedure for book-entry transfer cannot be completed, before the Expiration Time, as described in Section 3 of the Offer to Purchase; and

5.	IRS Form W-9 (including instructions).

The Offer is not subject to any minimum number of Shares being tendered or a financing condition. The Offer is, however, subject to certain other conditions described in Section 6 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 12:00 midnight, at the end of the day, New York City time, on Wednesday, January 7, 2026, unless the Offer is extended or earlier terminated.

Under no circumstances will interest be paid on the Purchase Price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

The Company will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 7 of the Letter of Transmittal).

Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Broadridge Corporate Issuer Solutions, LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary and Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.